                                                              EXHIBIT 99.(b)(3)



                     CREDIT SUISSE FIRST BOSTON CORPORATION
                             Eleven Madison Avenue
                               New York, NY 10055


                                                                  April 11, 1997




Hedstrom Corporation
Cherrington Corporate Center
300 Corporate Center Drive, Suite 100
Coraopolis, PA 15108

Attention:  Mr. Arnold E. Ditri
            Chief Executive Officer

                              Hedstrom Corporation
                               Commitment Letter
                             Senior Discount Notes

Dear Mr. Ditri:

                 You have advised us that you intend to acquire (the "Acquisition") all of the issued and outstanding capital stock of a company you have identified to us as Gadget Corporation ("Target") pursuant to a tender offer for all such shares (the "Tender Offer"). We understand that the cash price per share to be paid in the Tender Offer will be up to $11.25, representing a maximum aggregate purchase price for Target of $220 million (including the outstanding debt of Target), subject to seasonal working capital requirements.

                 You have further advised us that in connection with the Acquisition (i) you will form a Delaware corporation ("AcquisitionCo"), and will make an equity contribution of $40 million (the "Equity Contribution") to AcquisitionCo in exchange for all of its outstanding capital stock,(ii) AcquisitionCo will commence the Tender Offer and (iii) upon consummation of the Tender Offer, (a) Hedstrom Holdings Corporation ("Holdings"), the holder of all the capital stock of the Acquiror, will issue senior discount notes, which will not require cash interest payments by Holdings for at least 5 years after issuance (the "Holdings Senior Discount Notes"), for aggregate gross proceeds, together with the aggregate principal amount of the Senior Subordinated Notes (as defined), of $140 million, (b) you will obtain senior secured credit facilities (the "Senior Bank Facilities") in an aggregate principal amount of $180 million, consisting of a $110 million term facility and a $70 million revolving credit facility (up to an amount to be agreed upon of which may be borrowed in connection with the Acquisition for the purpose of refinancing short-term indebtedness incurred to fund seasonal working capital requirements), and (c) you will issue senior subordinated notes (the "Senior Subordinated Notes") in a principal amount, together with the gross proceeds from the offering of the Holdings Senior Discount Notes, of $140 million or, in lieu thereof, incur a senior subordinated bridge loan in a principal amount of $115 million.

                 Reference is made to the engagement letter dated the date hereof between us and you (the "Engagement Letter"). Pursuant to the Engagement Letter, Credit Suisse First Boston Corporation (the "Initial Purchaser") has committed to use its best efforts to complete the private placement of the Holdings Senior Discount Notes (the "Offering").

                 In connection with the Offering, you have requested that the Initial Purchaser commit to purchase, or to cause one or more of its affiliates to purchase, Holdings Senior Discount Notes for gross proceeds of up to $25 million, if such Notes cannot be sold pursuant to the Offering on or prior to the later of the date that is 60 days from the date hereof and the expiration date of the Tender Offer (the "Offering Period"). The Initial Purchaser is pleased to hereby confirm that, in the event the Offering is not completed within the Offering Period, it hereby commits (the "Commitment"), upon the written request of

Acquiror to do so (which written request (a "Purchase Request") must be delivered no later than the final day of the Offering Period) and subject to the terms and conditions described below, to purchase, or to cause one or more of its affiliates to purchase, Holdings Senior Discount Notes, or to cause one or more of its affiliates to make loans, for aggregate gross proceeds of $25 million on the terms set forth therefor (which shall also be applicable for such loans) in Exhibit A attached hereto (the "Summary of Terms"). In the event the Acquiror timely delivers a Purchase Request, the Initial Purchaser will consummate the purchase of such Holdings Senior Discount Notes within five business days following the expiration of the Offering Period. The Tender Offer, the Equity Contribution, the incurrence of the Senior Bank Facilities, the Acquisition, Offering and the offering of Senior Subordinated Notes or the incurrence of the Bridge Loan are referred to herein collectively as the "Transactions".

                 The Commitment is subject to the satisfaction of the closing conditions set forth in Annex I to Exhibit A attached hereto.

                 Notwithstanding anything in this letter to the contrary, the Commitment will expire at 5:00 p.m., New York City time on April 18, 1997, unless accepted prior to such time and, if accepted prior to such time, the Commitment will expire at 5:00 p.m. New York City time on the earliest of (i) the termination of the Tender Offer or the date Acquiror purchases, or elects not to purchase shares of Target's capital stock, (ii) the date of issuance of the Holdings Senior Discount Notes and (iii) the date that is 75 days from the date hereof. In addition, the Commitment shall terminate (a) in the event that, after completion of an offering memorandum relating to the Offering, the Initial Purchaser shall have delivered a written notice to Acquiror recommending that Holdings proceed with the marketing effort for the Offering and Acquiror elects (which election shall be made within two business days following receipt of such notice) not to then proceed with such marketing effort, or (b) following the marketing effort with respect to the Offering, (i) the Initial Purchaser is prepared to enter into a customary purchase agreement providing for the purchase of the Holdings Senior Discount Notes (and the terms of such Holdings Senior Discount Notes are consistent in all material respects with the Summary of Terms and the Holdings Senior Discount Notes have a total yield to maturity (determined in good faith and in a manner consistent with this letter) equal to or less than the Initial Purchaser Discount Note Yield (as defined in the Summary of Terms) and, if warrants to purchase common stock are required, the amount of common stock subject to such warrants (as determined) is equal to or less than the maximum amount of common stock subject to the Initial Purchaser Discount Note Warrants (as defined in the Summary of Terms)) and (ii) Acquiror elects not to enter into such purchase agreement or, having entered into such purchase agreement, such Offering is not consummated for any reason other than the failure by the Initial Purchaser to comply with its obligations under such purchase agreement; provided, however, that upon termination of the Commitment pursuant to clause
(a) or (b), the right of the Acquiror to deliver a Purchase Request shall simultaneously terminate. Expiration or termination of the Commitment shall not affect your obligations under the following sentence or the second succeeding paragraph, all of which obligations shall remain in full force and effect regardless of any termination of the Commitment or the completion of the Acquisition and the other Transactions.

                 You hereby agree to indemnify and hold harmless the Initial Purchaser, its affiliates and its directors, officers, employees, agents and advisors (each, an "Indemnified Party"), from and against any and all claims, damages, liabilities (including securities law liabilities), losses and expenses, including without limitation fees, expenses and disbursements of counsel, which may be incurred by or asserted against an Indemnified Party in connection with the Initial Purchaser's commitment or participation in the Transactions or the Commitment or any related matter or any investigation, litigation or proceeding in connection therewith and whether or not the Transactions or the note purchases by the Initial Purchaser pursuant to the Commitment are consummated, except to the extent such claim, damage, loss, liability or expenses is found in a final nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's own gross negligence or willful misconduct or material breach of this Commitment Letter. None of Acquiror, AcquisitionCo or the Initial Purchaser shall be responsible or liable to any other party or any other person for consequential damages which may be alleged as a result of this letter.

                 This letter shall be governed by and construed in accordance with the laws of the State of New York. Delivery of an executed counterpart of this letter by telecopier shall be effective as delivery of a manually executed counterpart of this letter. You and we hereby irrevocably waive any right to trial by jury in any action, claim, suit or proceeding (whether based on contract, tort or otherwise) arising out of or relating to this letter or the transactions contemplated hereby. This letter is not assignable by you to any other person or entity, and, except as otherwise provided herein, this letter is not assignable by us without your consent.

                 This letter has been delivered to you for your information and is not to be distributed or disclosed to, or otherwise relied upon by, any other person (including pursuant to any proxy statement or other publicly filed document) without the Initial Purchaser's prior written consent, except that you may disclose this letter (a) on a confidential need-to-know basis to Target and its advisors and to your advisors and (b) as required by applicable law or compulsory legal process.


                                        Very truly yours,

                                        CREDIT SUISSE FIRST BOSTON CORPORATION,

                                           By: /s/ Harold W. Bogle
                                               -------------------------
                                                Harold W. Bogle
                                                Managing Director


Agreed to and Accepted

HEDSTROM CORPORATION,

By: /s/ Andrew S. Rosen
    -------------------

Date: ____________________

                                                                       Exhibit A
                                    HOLDINGS

                             Senior Discount Notes

                          Preliminary Summary of Terms


Issuer and Issue:                  Hedstrom Holdings Corporation ("Holdings" or
                                   "Issuer"), a corporation which owns all the equity interests of Hedstrom Corporation
                                   ("Acquiror"), will issue senior discount notes (the "Holdings Senior Discount
                                   Notes").

Amounts:                           Up to $25 million.

Maturity:                          12 years.

Use of Proceeds:                   To fund a portion of the purchase price paid
                                   in the Acquisition of all of the issued and outstanding shares of Target.

Interest:                          No cash interest accruing or payable until
                                   the fifth anniversary of the issue date and interest accruing and payable in cash thereafter.

Security:                          The Holdings Senior Discount Notes will be
                                   unsecured.

Guarantees:                        None.

Ranking: The Holdings Senior Discount Notes will be senior, unsecured obligations of Holdings, ranking pari passu in right of payment with all existing and future senior unsecured obligations of Holdings (including guarantees by Holdings of the Senior Bank Facilities and the Senior Subordinated Notes) and will rank senior to all future subordinated debt of Holdings.

Mandatory Redemption:              None.

Optional Redemption:               The Holdings Senior Discount Notes will be
                                   non-callable for five years and will be
                                   callable at par plus one-half of the yield following the fifth anniversary of issuance, declining ratably to par following the eighth anniversary of issuance.

Equity Offering Redemption:        At any time prior to the third anniversary
                                   of issuance, Holdings may redeem up to an agreed upon percentage of the Holdings
                                   Senior Discount Notes, in each case from the proceeds of one or more public equity offerings at a redemption price to be fixed at the time of, and as a function of, the pricing of the Holdings Senior Discount
                                   Notes, plus accrued and unpaid interest.

SEC Reports:                       Notwithstanding that Holdings may not be, or
                                   may not be required to remain, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Holdings will file with the SEC and provide the Trustee and holders of the Holdings Senior Discount
                                   Notes with such annual reports and such
                                   information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act.

Negative Covenants:                Customary for high yield discount securities
                                   similar to the Holdings Senior Discount
                                   Notes and others as are reasonably specified by the Initial Purchaser, including but not limited to: limitation on Indebtedness, limitation on Indebtedness and preferred stock of restricted subsidiaries, limitation on restricted payments, limitations on transactions with affiliates, limitation on the sale or issuance of restricted subsidiaries' capital stock, limitation on restrictions on distributions from restricted subsidiaries, limitation on asset sales, limitation on liens and limitation on merger, consolidation or sale of assets.

Change of Control:                 In the event of a Change of Control, each
                                   holder of Holdings Senior Discount Notes will have the right to require the Issuer to repurchase such holder's Holdings Senior
                                   Discount Notes at 101% of the Accreted Value thereof, plus accrued and unpaid interest.

Events of Default:                 Customary for high yield discount securities
                                   such as the Holdings Senior Discount Notes and others as are reasonably specified by the Initial Purchaser, including but not limited to: nonpayment of principal or interest, violation of covenants, cross acceleration to other debt in excess of an amount to be agreed upon, bankruptcy and judgments.

Governing Law:                     New York.

Yield: The Holdings Senior Discount Notes will be purchased by the Initial Purchaser at a discount to maturity (the "Initial Purchaser Discount Note Yield") that, calculated on a semi-annual bond equivalent basis, equals
                                   (a) in the event the offering of Senior
                                   Subordinated Notes is consummated, the sum of (i) the coupon borne by the Senior Subordinated Notes, plus (ii) 500 basis points; or (b) in the event the offering of Senior Subordinated Notes is not consummated, the sum of (i) the yield, on the Treasury Note maturing on the day 12 years from the day immediately preceding the date of purchase of such Holdings Senior Discount Notes by the Initial Purchaser (or, if no Treasury Note matures on such day, the yield determined by linear interpolation of the yields on the Treasury Notes maturing immediately prior to and immediately following such date) plus (ii) 875 basis points; provided that in no event shall the Initial Purchaser Discount Note Yield exceed 15%.

Consummation of                    It will be a condition to the purchase of
Tender Offer and                   any Holdings Senior Discount Notes (together
Acquisition:                       with the other conditions set forth in the
                                   Commitment Letter) by the Initial Purchaser that the Tender Offer and the Acquisition be consummated concurrently with or prior to such purchase of such Notes.

Registration                       Holdings will file within 30 days following
Rights and Cooperation:            the date of issuance of such Holdings Senior
                                   Discount Notes to the Initial Purchaser, and will use its best efforts to cause to become effective as soon thereafter as practicable, a shelf registration statement with respect to resales of such Holdings Senior Discount
                                   Notes.  Holdings will keep such shelf
                                   registration statement effective and
                                   available (subject to customary exceptions) until it is no longer needed to permit unrestricted resales of such Holdings Senior
                                   Discount Notes by the Initial Purchaser, but in no event longer than three years from the date of issuance of such Holdings Senior
                                   Discount Notes to the Initial Purchaser. If within 90 days from the issue date of such Holdings Senior Discount Notes, a shelf registration statement for resales of such Holdings Senior Discount Notes has not been declared effective, or, if after becoming effective the shelf registration statement ceases to be effective or ceases to be useable in connection with resales of such Holdings Senior Discount Notes (subject to customary exceptions), cash interest will accrue and be payable at a rate of 0.5% per annum at the end of each 90-day period thereafter until such default shall be cured;
                                   provided, however, that in no event shall the interest on the Holdings Senior Discount Notes increase by more than an aggregate of 2.0% per annum.

                                   Holdings agrees, at its expense, to assist the Initial Purchaser in connection with resales of any of the Holdings Senior Discount Notes, including making its (and using its best efforts to cause Target to make its) senior officers available to the Initial Purchaser, including making them available to assist in the preparation of marketing materials relating to any resales, to participate in due diligence sessions and to participate in road shows or other presentations to prospective purchasers of such Holdings Senior Discount Notes.

Rights: In connection with its purchase of any of the Holdings Senior Discount Notes pursuant to a Purchase Request, the Initial Purchaser will receive rights (the "Initial Purchaser Discount Note Rights") to acquire equity interests without an exercise price representing 10% of the common stock of Holdings; provided, however, that if within 60 days after such purchase of any of the Holdings Senior Discount Notes, the Initial Purchaser resells such Holdings Senior Discount Notes to a third party, then the Initial Purchaser shall return to Holdings Initial Purchaser Discount Note Rights equal to 50% of the difference between the amount of Initial Purchaser Discount Note Rights representing 10% of the common stock of Holdings and the aggregate amount of Initial Purchaser Discount Note Rights transferred to such third party in connection with such resale. The Initial Purchaser Discount Note Rights will be issued pursuant to a rights agreement containing customary anti-dilution provisions and registration rights.

                                   Notwithstanding the reference to the issuance of the Initial Purchase Discount Note Rights, Holdings will instead issue shares of its common stock directly in an amount equal to the amount for which the Rights would have been exercisable.

                                                                 [    Annex II]
                                                                 [to Exhibit A]

                               CLOSING CONDITIONS


         Capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Letters (as defined).

         The Commitments of Credit Suisse First Boston or Credit Suisse First Boston Corporation (collectively, "CSFB") pursuant to the Bridge Loan Commitment Letter, the Engagement Letter and the Commitment Letter, each dated as of April 11, 1997, as the case may be, between CSFB and Hedstrom Corporation (together, the "Letters") shall be subject to the following conditions:

                 (i) there not becoming known to CSFB after the date of the Letters any information or other matter relating to Acquiror or Target which CSFB has reasonable cause to believe is accurate and which is inconsistent in a material and adverse manner with any information or other matter disclosed to CSFB by Acquiror or Target prior to the date of the Letters;

                 (ii) the obligations of the parties thereto contained in the Agreement and Plan of Merger dated April 11, 1997, among Acquiror, AcquisitionCo and Target (the "Merger Agreement") to be performed at or prior to the consummation of the Tender Offer shall have been performed or complied with by Acquiror, AcquisitionCo and Target prior to the consummation of the Tender Offer, except where the failure so to perform or comply could not reasonably be expected to result in a Material Adverse Effect (as defined);

                 (iii) there shall be no litigation or administrative proceedings or other legal or regulatory developments, actual or threatened, that, singly or in the aggregate, could have a Material Adverse Effect on Acquiror or Target or the ability of Acquiror to fully and timely perform its obligations under the documents executed in connection with the Transactions, or the ability of the parties to consummate the financing or the other Transactions contemplated by the Letters or the validity or enforceability of any of the documents executed in connection with the Transactions or the rights, remedies and benefits available to the parties thereunder;

                 (iv) CSFB and, if applicable, the Lenders, shall have received an opinion (and related going-concern valuation) reasonably satisfactory in all respects to the Lenders and CSFB, as applicable, from an independent valuation firm reasonably satisfactory to the Lenders and CSFB, as applicable, in each case to the effect that, after giving effect to the Transactions, Acquiror will not be insolvent, will not be rendered insolvent by the indebtedness incurred in connection therewith, will not be left with unreasonably small capital with which to engage in its business and will not have incurred debts beyond its ability to pay such debts as they mature;

                 (v) CSFB's and, if applicable, the Lenders', reasonable satisfaction in all material respects with any amendments to any of the terms of (i) the Tender Offer and all material documents relating thereto, (ii) any definitive agreements relating to the Acquisition and any other material agreements to be entered into in connection with the Acquisition and (iii) the Senior Bank Facilities and the Equity Contribution;

                 (vi) the receipt by CSFB and, if applicable, the Lenders', of financial statements of Acquiror and Target (including notes thereto), consisting of (a) audited and pro forma balance sheets for each period in the 3 fiscal-year period ended December 31, 1996, and (b) audited and pro forma statements of operations and cash flows for each period in the 3 fiscal-year period ended December 31, 1996, and CSFB's and, if applicable, the Lenders', receipt of any unaudited interim financial statements deemed necessary or reasonably desirable in the judgment of CSFB and the Lenders, if applicable, and all such financial statements, historical or pro forma delivered pursuant to this paragraph (vi) to be in compliance with the requirements of Regulation S-X for a public offering registered under the Securities Act or 1933 (the "Securities Act");

                 (vii) the approval and/or recommendation by the Board of Directors of Target of the Tender Offer and the Acquisition;

                 (viii) the waiting period (and any extension thereof) applicable to the merger of AcquisitionCo and Target under the HSR Act (as defined in the Merger Agreement) shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on Acquiror, AcquisitionCo, Target or the surviving entity in connection therewith, except where such restrictive order or other requirements could not reasonably be expected to result in a Material Adverse Effect;

                 (ix) there not having occurred or becoming known to CSFB
         (a)any event or events having occurred that, individually or in the aggregate, could have a Material Adverse Effect on Acquiror or Target or (b) (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States for a period in excess of forty-eight hours, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States,
         (iv) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, (v) in the case of the foregoing clauses (iii) and (iv), a material acceleration or worsening thereof, or (vi) any other material adverse change in bank or capital market conditions that has had a material adverse effect on the syndication of leveraged bank credit facilities or the consummation of high yield offerings, as the case may be, that CSFB shall reasonably determine makes it impracticable to consummate the Offerings prior to the termination of the Offering Period or syndication of the Bridge Loan, as the case may be;

                 (x) CSFB's satisfaction that, immediately prior to and during the marketing period for any Offering or syndication of the Bridge Loan, as the case may be, there shall be no competing issues of debt securities or commercial bank facilities (other than the Senior Bank Facilities the Senior Subordinated Note Offering or Bridge Loan and the Holdings Senior Discount Note Offering, as applicable) of Acquiror, Holdings or AcquisitionCo;

                 (xi) the negotiation, preparation, execution and delivery of definitive documentation reasonably satisfactory to CSFB, in connection with the Offerings, the Bridge Loan and the purchase of the Holdings Senior Discount Notes, if applicable;

                 (xii) customary closing conditions for transactions similar to the Bridge Loan, the Offerings and the purchase of the Holdings Senior Discount Notes including the accuracy of all representations and warranties contained in the Letters, the absence of any defaults, no material change in the capital, corporate and organizational structure of Holdings, Acquiror and its subsidiaries (after giving effect to the Transactions), compliance with laws, adequate insurance, except where the failure so to perform or comply with such customary closing conditions could not reasonably be expected to result in a Material Adverse Effect, and the receipt by CSFB of reasonably satisfactory legal opinions from Acquiror's counsel in connection with the Offerings and the Bridge Loan (including 10b-5 opinions relating to any offering documents) and satisfactory accountant's "comfort" letters in connection with the Offerings; and

                 (xiii) payment of fees.

                 A "Material Adverse Effect" shall mean the result of one or more events, changes or effects which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on (i) the business, results of operations, financial condition or prospects of Acquiror, AcquisitionCo or Target and each of their respective subsidiaries, in each case, taken as a whole and (ii) the ability of CSFB to consummate the Offerings prior to the Offering Period or syndicate the Bridge Loan.